SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV ANNOUNCES NEW LICENSEE FOR LABATT FAMILY OF BRANDS IN THE UNITED STATES

São Paulo, February 23, 2009 – Companhia de Bebidas das Américas – AmBev (“AmBev”) announced today that, subject to the approval of the U.S. Department of Justice, KPS Capital Partners, LP (“KPS”), a private equity firm with over $1.8 billion of committed capital, will become the exclusive licensee for Labatt branded beer (which includes primarily Labatt Blue and Labatt Blue Light) for consumption in the United States.

KPS will receive from AmBev’s subsidiary Labatt Brewing Company Limited (“LBCL”) the license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, LBCL will continue to brew and supply the Labatt branded beer for KPS on an interim basis for no more than three years, after which KPS will be responsible for production.

This transaction does not affect Labatt branded beer in Canada or anywhere else outside the United States, and also does not impact Kokanee, Alexander Keith’s, Brahma or any other brands except for Labatt branded beer.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition and liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.